
We've Hit $47,000
$3k from our 2nd milestone +
3 days from our public launch

Good Morning !

WeFunder Campaign Update: We've hit $47,000💥

We are so close to hitting our next milestone, $3,000 to be exact! We are also 3 days away from launching our Public Wefunder!

Our Wefunder Goes Public on December 9 🚀

Help us surpass our 2nd milestone and share the public launch!

HELP US REACH OUR NEXT MILESTONE

Important Numbers to Remember 💖

Outside of Investing in Hanahana Beauty and receiving equity in the brand, We want to make sure you know these important numbers!

- **12 Customers** have invested in the hanahana beauty Wefunder campaign so far to get us to $47,000
- **7% of our Goal** Hanahana Beauty is raising $650K
- **+ 21,000 Customers** that have shopped through our website
- **70% of Sales** have been generated by returned customers
- **+ 40,000 Products** That have been sold from our website
- **6 days** Till our Holiday Scent Launch
- **3 days** Til our Public Wefunder Launch


From Customer to Investor, Be A Part Of the Hanahana Beauty Story In A Big Way